FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  X        Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes       No  X

         [IF "Yes" is marked indicate below the file number assigned to the registrant in connection with Ruke 12g3-2(b): 82-____.]

Contact: Lynn Martenstein or Dan Mathewes
      (305) 539-6570 or (305) 539-6153

For Immediate Release

ROYAL CARIBBEAN REPORTS RECORD SECOND QUARTER EARNINGS AND INCREASES GUIDANCE FOR THE YEAR

MIAMI – (July 28, 2004) – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that net income for the second quarter of 2004 was $122.2 million, or $0.59 per share. This compares to $55.7 million, or $0.28 per share, for the second quarter of 2003. Revenues for the second quarter of 2004 increased 26.2% to $1.1 billion from revenues of $905.8 million in the second quarter of 2003. The increase in revenues was primarily due to a 12.4% increase in capacity coupled with an increase in cruise ticket prices, occupancy and onboard revenues. Gross Yields for the second quarter of 2004 increased 12.3% from the second quarter of 2003. Net Yields, which the company considers a better measure of revenue performance, increased 12.6% from the second quarter of 2003.

“These are exciting times at Royal Caribbean,” said Richard D. Fain, chairman and chief executive officer of Royal Caribbean Cruises Ltd. “The marketplace is demonstrating characteristics that we haven’t seen since prior to 2001.”

The booking environment continues to be strong as evidenced by widespread improvements in pricing and occupancy. The company has continued to focus on its “strategic pricing” programs as a result of which the booking curve continues to be longer than in 2003. In addition, the company has been able to fill on a more profitable basis remaining berths as sailings approach. This has resulted in higher occupancy and higher yields. Assuming there are no external shocks, the company currently forecasts that Net Yields for the third and fourth quarters of 2004 will increase in the range of 10% to 11% and 1% to 3%, respectively, compared to the same periods last year. On this basis, the company expects Net Yields for the full year 2004 will increase in the range of 7% to 9% from the prior year.

The company first remarked on the improvement in the yield environment last spring, but the fact that this improvement has continued is very gratifying. The company attributes part of the yield improvements to its success in anticipating and managing market demand via its revenue management.

Gross Cruise Costs and Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the second quarter of 2004 increased 8.1% and 6.6%, respectively, compared to the same quarter in 2003. Consistent with industry and market trends, year-over-year cost comparisons were negatively impacted by increases in fuel prices. Year-over-year comparisons were also affected by an increase in marketing, selling and administrative expenses, as well as crew and port expenses.

For the second half of 2004, the company estimates that Net Cruise Costs, on a per Available Passenger Cruise Day basis, will be flat to up 2% as compared to the same period from the prior year. The company estimates that Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the third quarter of 2004 will increase in the range of 4% to 5% and for the fourth quarter of 2004 will be flat to down 2% compared to the same periods in 2003.

Based upon these expectations, management anticipates 2004 earnings per share to be in the range of $2.25 to $2.40.

The 2005 booking season has just begun and is off to a good start. While the company does not have enough visibility to provide specific yield guidance, demand is stronger than at the same time last year and early indications, assuming there are no external shocks, point to a positive yield environment.

In a separate release, the company today announced that it was lengthening and refurbishing Enchantment of the Seas. The addition of a 73-foot midsection and refurbishment will increase the vessel’s overall length to 990 feet and add 151 staterooms. The additional space and extensive renovations will also accommodate new public areas onboard Enchantment of the Seas, including a new specialty restaurant, Royal Caribbean International’s hallmark Boleros Latin lounge and Latte’tudes coffee shop and ice cream parlor. In addition, existing spaces will be extensively reconditioned. The expansion of Enchantment of the Seas will add substantial revenue without adding commensurate costs, while significantly improving the overall passenger experience. The Enchantment of the Seas’ transformation comes in the wake of extensive enhancements to Empress of the Seas and Monarch of the Seas. The line also has announced plans to revitalize Sovereign of the Seas this fall.

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“Projects like these give us a two-fold benefit – upgrading our fleet while producing a good ROI on the capital expenditures,” said Fain.

During the second quarter, the company officially opened Cape Liberty Cruise Port in Bayonne, N.J. Cape Liberty Cruise Port is located at the northeast corner of The Peninsula at Bayonne Harbor, a 430-acre, man-made peninsula that extends into New York Harbor. The new cruise port offers passengers outstanding views of the harbor, the Verrazano Narrows Bridge, the Statue of Liberty and lower Manhattan. Royal Caribbean International has two ships at the new port in 2004, from May through October. Voyager of the Seas offers an alternating schedule of five-night Canada and nine-night Caribbean cruises. Empress of the Seas offers alternating six-night and eight-night Bermuda itineraries.

The company has scheduled a conference call at 10 a.m. eastern standard time today to discuss its earnings. This call can be listened to live or on a delayed basis on the company’s investor relations web site at www.rclinvestor.com.

Terminology

Available Passenger Cruise Days

Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

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Gross Yields

Gross Yields represent total revenues per Available Passenger Cruise Day.

Net Yields

Net Yields represent Gross Yields excluding commissions, transportation and other expenses and onboard and other expenses per Available Passenger Cruise Day. We utilize Net Yields for revenue management purposes and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Yields to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

Gross Cruise Costs

Gross Cruise Costs represent total operating expenses and marketing, selling and administrative expenses.

Net Cruise Costs

Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Cruise Costs to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 29 ships in service and one under construction. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

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Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Such factors include general economic and business conditions, vacation industry competition (including cruise industry competition), changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in our stock price, interest rates or oil prices, weather and other factors described in further detail in Royal Caribbean Cruises Ltd.’s filings with the Securities and Exchange Commission. The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, certain financial measures in this news release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found on our investor relations website at www.rclinvestor.com.

Financial Tables Follow
(####)

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ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands, except per share data)

	Second Quarter Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

Passenger ticket revenues	$844,554	$663,817	$1,634,647	$1,316,947
Onboard and other revenues	298,445	242,024	570,036	469,058

Total revenues	1,142,999	905,841	2,204,683	1,786,005

Operating expenses
Commissions, transportation and other	206,552	164,718	410,456	324,349
Onboard and other	77,294	62,191	135,177	112,733
Payroll and related	123,987	103,644	239,929	205,025
Food	65,755	57,534	131,591	115,257
Other operating	233,843	192,379	444,677	375,671

Total operating expenses	707,431	580,466	1,361,830	1,133,035
Marketing, selling and administrative
expenses	143,321	119,457	293,559	243,441
Depreciation and amortization expenses	97,661	88,715	194,240	177,384

Operating income	194,586	117,203	355,054	232,145

Other income(expense)
Interest income	1,333	809	2,782	1,914
Interest expense, net of capitalized interest	(77,146)	(66,750)	(152,886)	(131,634)
Other income (expense)	3,386	4,410	13,055	6,421

	(72,427)	(61,531)	(137,049)	(123,299)

Net income	$122,159	$55,672	$218,005	$108,846

EARNINGS PER SHARE:
Basic	$0.61	$0.29	$1.10	$0.56

Diluted	$0.59	$0.28	$1.05	$0.56

WEIGTHED — AVERAGE SHARES OUTSTANDING:
Basic	198,786	193,158	198,106	193,093

Diluted	216,730	195,882	216,335	195,394

STATISTICS

	Second Quarter Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

Occupancy as a percentage of total capacity	106.2%	101.8%	105.2%	101.7%
Passenger Cruise Days	5,639,115	4,809,952	11,151,164	9,553,116
Available Passenger Cruise Days	5,312,326	4,726,704	10,601,862	9,390,296

6 ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)

	As of

	June 30, 2004	December 31, 2003

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$706,337	$ 330,086
Trade and other receivables, net	94,957	89,489
Inventories	64,965	53,277
Prepaid expenses and other assets	94,865	101,698

Total current assets	961,124	574,550
Property and equipment — at cost less accumulated depreciation and
amortization	10,238,150	9,943,495
Goodwill — less accumulated amortization of $138,606	278,561	278,561
Other assets	535,790	526,136

	$12,013,625	$11,322,742

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	$1,080,736	$ 315,232
Accounts payable	195,515	187,756
Accrued expenses and other liabilities	284,025	271,944
Customer deposits	1,037,036	729,595

Total current liabilities	2,597,312	1,504,527

Long-term debt	4,896,425	5,520,572
Other Long-term liabilities	31,867	34,746

Commitments and contingencies

Shareholders' Equity
Common stock ($.01 par value; 500,000,000 shares authorized;
198,990,778 and 196,106,658 shares issued)	1,990	1,961
Paid-in capital	2,159,053	2,100,612
Retained earnings	2,328,608	2,162,195
Accumulated other comprehensive income	6,367	5,846
Treasury stock (576,384 and 556,212 common shares at cost)	(7,997)	(7,717)

Total shareholders' equity	4,488,021	4,262,897

	$12,013,625	$11,322,742

7 ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands)

	Six Months Ended June 30,

	2004	2003

OPERATING ACTIVITIES
Net income	$218,005	$108,846
Adjustments:
Depreciation and amortization	194,240	177,384
Accretion of original issue discount on debt	25,401	24,139
Changes in operating assets and liabilities:
Increase in trade and other receivables, net	(5,686)	(17,406)
Increase in inventories	(11,518)	(10,976)
Increase in prepaid expenses and other assets	(43,192)	(18,985)
Increase (decrease) in accounts payable	6,555	(3,758)
Increase (decrease) in accrued expenses and other liabilities	19,112	(23,207)
Increase in customer deposits	307,227	162,388
Other, net	244	(7,558)

Net cash provided by operating activities	710,388	390,867

INVESTING ACTIVITIES
Purchases of property and equipment	(476,002)	(98,108)
Other, net	(3,951)	(22,688)

Net cash used in investing activities	(479,953)	(120,796)

FINANCING ACTIVITIES
Repayments of long-term debt, net	(93,724)	(169,672)
Net proceeds from issuance of debt	225,000	244,910
Dividends	(54,321)	(50,211)
Proceeds from exercise of stock options	55,329	4,230
Other, net	13,532	(12,929)

Net cash provided by financing activities	145,816	16,328

Net increase in cash and cash equivalents	376,251	286,399
Cash and cash equivalents at beginning of period	330,086	242,584

Cash and cash equivalents at end of period	$706,337	$528,983

Supplemental Disclosure
Cash paid during the year for:
Interest, net of amount capitalized	$131,623	$111,887

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD.
(Registrant)
Date: July 28, 2004
By: /s/ BONNIE BIUMI
Bonnie Biumi
Senior Vice President — Treasurer

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